STATEMENT OF FINANCIAL CONDITION

Robinhood Securities, LLC
SEC File Number: 8-69916
December 31, 2018
With Report of Independent Registered Public Accounting Firm Required

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69916

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____10/13/2017_ AND ENDING _____12/31/2018_
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Robinhood Securities, LLC**

	OFFICIAL USE
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUISINESS: (Do not use P.O. Box No.)

500 COLONIAL CENTER PARKWAY, SUITE 100
(No. and Street)

LAKE MARY   FL   32746
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL KELATI   (612) 232-2271
                                                (Area Code — Telephone Number)

B. ACCOUNTANT INDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST AND YOUNG LLP
(Name — *if individual, state last, first, middle name*)

560 MISSION ST # 1600   SAN FRANCISCO   CA   94105
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATON

I, Daniel Kelati, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robinhood Securities, LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jennifer Lee Scheck
State of Florida
My Commission Expires 04/14/2021
Commission No. GG 86531

Daniel Kelati
Signature

CFO and Principal Financial Officer
Title

Jennifer L. Scheck
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, CA 94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099

Report of Independent Registered Public Accounting Firm

To the Member and Officers of Robinhood Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robinhood Securities, LLC (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditors since 2017.
February 28, 2019


Robinhood Securities, LLC
Statement of Financial Condition
December 31, 2018


Assets

Cash	$ 73,366,274
Cash segregated under federal and other regulations	1,030,689,991
Receivables:	
Customers	585,916,545
Brokers, dealers, and clearing organizations	2,350,818
Other	464,002
Deposits with clearing organizations	35,926,882
Other assets	103,209
Total Assets	$ 1,728,817,721

Liabilities and Ownership Equity

Payables:	
Customers	1,571,216,127
Brokers, dealers, and clearing organizations	3,053,516
Affiliates	1,155,108
Other	324,214
Accrued expenses	1,744,287
Total Liabilities	1,577,493,252
Commitments and contingencies	—
Total Member's Equity	151,324,469
Total Liabilities and Member's Equity	$ 1,728,817,721

The accompanying notes are an integral part of this statement of financial condition.

Robinhood Securities, LLC
Notes to Statement of Financial Condition

NOTE 1: ORGANIZATION

Robinhood Securities, LLC (the Company) is a wholly owned subsidiary of Robinhood Markets, Inc. (the Parent). The Company is a clearing broker registered with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934. The company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company clears trades for accounts introduced by Robinhood Financial, LLC (RHF), an affiliated introducing broker, on a fully disclosed basis. The Company registered with the SEC on October 13, 2017 as a clearing broker and began clearing customer transactions on May 8, 2018.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) and covers a period that starts from the Company's registration date with the SEC, October 13, 2017 through December 31, 2018.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. The Company bases its estimates on assumptions management believes to be reasonable under the circumstances, which form the basis for making judgments about the carrying values of assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Cash and cash equivalents

We classify all highly liquid instruments with an original maturity of three months or less as cash equivalents. Cash at December 31, 2018 consist of interest and non-interest bearing deposits with banks. These deposits may exceed the maximum insurance coverage level provided by the Federal Deposit Insurance Corporation (FDIC). No cash equivalents were held as of December 31, 2018.

Cash segregated under federal and other regulations

Cash segregated under federal and other regulations consists of cash held in special reserve bank accounts for the exclusive benefit of customers and proprietary account of broker dealers pursuant to Security Exchange Act (SEA) Rule 15c3-3.

Receivables from, and payables to customers

Amounts receivable from and payable to customers arise from normal securities, cash, and margin transactions. These transactions are recorded on settlement date basis. Receivables from customers are adequately collateralized by RHF and are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. The Company is indemnified by RHF for losses incurred in connection with customers unsecured receivables. Unsecured customer receivables that are not collected from RHF are treated as a non-allowable asset in the Company's net capital computation. Payables to customers primarily consist of cash held in the customers' brokerage accounts. The company earns interest from RHF on receivables from customers and incurs interest from RHF on customers' free credit balances, and are included as interest income and interest expense, respectively in the statement of operations. Securities owned by customers, held either as collateral for customer margin debt or in safekeeping, are not reflected in the statement of financial condition.

Deposits with clearing organizations

Deposits with clearing organizations consist of cash collateral that allows the Company to use the clearing organizations, comparison, clearance and settlement of security transactions service. The Company earns interest on these deposits and are included as interest income in the statement of operations.

Revenue and expense recognition

Revenues for order flow, clearing fees, interest earned on customer debit are earned from RHF as per the clearing agreement. Customer service fees are earned from providing account service to customers.

Interest income includes interest earned from cash deposits in a special reserve bank accounts held for the exclusive benefit of customers and proprietary accounts of broker-dealers (PAB), and from excess cash deposit in an interest-bearing savings account. Interest income is recognized when earned.

Interest expense is recognized for interest earned by RHF on customers' free credit and interest earned by the Parent on outstanding lines of credit. Interest costs are expensed when incurred.

Expenses allocated to the Company by the Parent in accordance with the expense sharing agreement are reflected in the respective functional expense line items in the statement of operations. These costs are expensed as incurred.

Clearing and custodial expenses are charges paid to clearing houses for clearing and custodial services and are expensed as incurred.

NOTE 3: ACCOUNTING PRONOUNCEMENT

Adoption of New Accounting Standard

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (FASB) updated the accounting standards for revenue from contracts with customers and issued Accounting Standard Update 2016-10. The update established a five-step model that applies to revenue earned from a contract with customer, regardless of the type of revenue transaction or the industry. The standard requirements also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities. The standard requires extensive disclosure including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. Disclosures are required on an annual basis. The amendments may be applied by using either retrospective application to each prior reporting period presented or a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. The standard is effective for interim and annual periods beginning after December 15, 2017 and early adoption is permitted for interim and annual periods beginning after December 15, 2016.

The Company adopted the standard early for its financial statements for the period beginning October 13, 2017 through December 31, 2018.

Future Adoption of New Account Standard

Measurement of Credit Losses on Financial Instruments

In August 2014, the FASB updated the accounting standards related to accounting for credit losses on certain types of financial instruments, including loans and debt securities. For loans and held-to-maturity debt securities, the new guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. The update requires an entity to estimate the credit losses expected over the life of the asset. The estimate of the expected credit losses and subsequent changes in the estimate is reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. The guidance is effective in January 2020 with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

Leases - Recognition of Lease Assets and Liabilities on Balance Sheet

In February 2016, the FASB updated the accounting standards for leases. The update was issued to increase transparency and comparability for the accounting of lease transactions. The standard requires most lease transactions for lessees to be recorded on the balance sheet as lease assets and lease liabilities and both quantitative and qualitative disclosures about leasing arrangements. The standard is effective for interim and annual periods beginning after December 15, 2018 with early adoption permitted. The update should be applied at the beginning of the earliest period presented using a modified retrospective approach. The Company evaluated the standard and does not expect the standard to have material impact on its financial statements.

NOTE 4: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is required to segregate cash and/or qualified securities for the exclusive benefit of customers and proprietary accounts of brokers (PAB).

At December 31, 2018 cash segregated under federal and other regulations consisted of the following:

Customers	$ 1,024,009,571
PAB	6,680,420
Total	$ 1,030,689,991

NOTE 5: CUSTOMER RECEIVABLES AND PAYABLES

Customer receivables include amounts due on margin and cash transactions. Customer receivables are primarily collateralized by securities with market value in excess of the amount due. At December 31, 2018, 1.1% of receivables from customers are considered to be unsecured. The Company charged RHF a total amount of $6,248,198 for the period as an indemnification for the possible loss from unsecured receivables and included the amount as reduction to customer receivables. If any of the unsecured receivables become secured or collected, the Company will pay RHF back the amount collected. At December 31, 2018, a deduction has been taken in the Company's net capital computation for unsecured customer receivables in

excess of the amount collected from RHF. The Company monitors daily the market value of securities held as collateral to secure receivables from customers.

Customer payables represent free credit balances from customer funds on deposit, and/or funds accruing to customers as a result of settled trades and other security related transactions.

The components of receivables from and payables to customers as of December 31, 2018 are as follows:

Customer receivables:	
Margin loans	$ 587,651,634
Other customer receivables	4,513,109
Total customer receivables	592,164,743
Less amount charged to RHF as indemnification for unsecured customer receivables	6,248,198
Total customer receivables	$ 585,916,545
Customer payables:	
Customer free credit balance	$ 1,569,382,153
Other customer payables	1,833,973
Total customer payables	$ 1,571,216,127

NOTE 6: RECEIVABLES FROM, AND PAYABLES TO, BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts receivable, from and payable to, brokers, dealers, and clearing organizations result from customers' normal trading and the Company's clearing activities. Brokers, dealers, and clearing organizations receivables and payables represent the contractual amount of securities failed to deliver and failed to receive that have not been delivered or received on or after the settlement date and net receivable or payable to RHF, resulting from correspondent clearing transactions. Broker dealer receivables are generally collected within 30 days and are collateralized by securities in physical possession or control, or on deposit. Aged receivables from brokers, dealers, and clearing organizations are treated as non-allowable asset in the Company's net capital computation.

The components of receivables from, and payables to, brokers, dealers, and clearing organizations as of December 31, 2018 are as follows:

Receivables from brokers, dealers, and clearing organizations:		
Securities failed to deliver	$	66,157
Due from correspondent - RHF		870,398
Other brokers, dealers and clearing organizations receivables		1,414,263
Total receivables from brokers, dealers and clearing organization	$	2,350,818
Payables to brokers, dealers and clearing organization:		
Securities failed to receive	$	1,746,450
Other		1,307,066
Total payables to brokers, dealers and clearing organization	$	3,053,516

NOTE 7: FAIR VALUE OF ASSETS AND LIABILITIES

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are defined as follows:

Level 1 - Observable, quoted prices for identical assets or liabilities in active markets.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices.

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. Prices based on the best information available.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

Robinhood Securities, LLC
Notes to Financial Statements

At December 31, 2018 the Company owned a security with a fair value of $24,992. This is included in other assets in the statement of financial condition. The fair value of this security is based on a quoted price in active market; therefore, classified as level 1.

Other financial instruments are recorded at contractual amounts, which approximate fair value and include receivables and payables to customers, receivables and payables to broker dealers and clearing organization, deposits with clearing organizations, and payables to affiliates. These financial instruments are carried at amounts that best estimate their fair value due to insignificant counter party risk, short-term duration, and/or bear market interest rates.

NOTE 8: FINANCING ACTIVITIES AND OFF-BALANCE SHEET RISK

The Company has three revolving, committed and unsecured credit lines for a total amount of $150 million with the Parent. For the period ended December 31, 2018 the Company used these lines of credit for 55 days with an average balance of $ 124,363,636. Interest on these lines of credit is based on the effective federal rate as determined by Internal Revenue Service. Average interest rate for the 55 days the Company used these lines of credit was 2.24%. There were no outstanding borrowings against these lines of credit at December 31, 2018.

The Company has $100 million in an uncommitted and secured line of credit with a non-affiliated bank. This line of credit is collateralized by customers' free margin securities. During the period ended December 31, 2018, the Company used this line of credit for two days with an average balance of $10,000,000. Interest for this line of credit is determined at the time a loan is initiated. Average interest rate for the two days the Company used this line of credit was 3.44%. There were no outstanding borrowings against this line of credit at December 31, 2018.

In the normal course of business, the Company engages in activities involving settlement and financing of securities transactions. These activities may expose the Company to off balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. Customer securities transaction are recorded on a settlement date basis, which is generally two business days for equities and one business day for options after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event counter parties fail to meet the terms of their contracts. In such events, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill its obligations.

In the normal course of business, the Company obtains securities under margin agreements on terms which permit the Company to pledge and/or transfer securities to others. At December 31, 2018, the Company obtained securities with a fair value of $810,734,443 under the margin agreements. There were no securities pledged or transferred to others at December 31, 2018.

NOTE 9: INCOME TAXES

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company's taxable income and expense is ultimately included in the federal and state income tax returns of the Parent. As of December 31, 2018, management determined that all benefits associated with positions taken for income tax purposes would more likely than not be sustained upon review by the taxing authorities and therefore has not recorded a liability for unrecognized tax benefits. There were no uncertain tax positions recognized by the Company at December 31, 2018. This is not expected to change significantly during the next 12 months.

NOTE 10: RELATED PARTY TRANSACTIONS

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unaffiliated third parties. The amount of expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company, if the Company used third party service providers.

The Company has an expense sharing agreement with the Parent. Pursuant to the agreement, the Company reimburses the Parent for payroll, technology, information services, occupancy and other expenses. The Parent also pays certain direct expenses on behalf of the Company and cash settles monthly with allocated expenses.

Payables due to affiliates on the statement of financial condition, reflect $1,155,108 net payable to the Parent from allocated and direct expenses paid on behalf of the Company.

Receivable for broker, dealers and clearing organizations include $870,398 net receivable from RHF.

The following table shows the breakdown of the net receivable from RHF as of December 31, 2018

Receivables from RHF:		
Order flow	$	3,447,544
Interest receivable on customers' debit balance		1,788,407
Indemnification for unsecured customer receivables		1,051,345
Clearing fees		735,351
Other receivables		380,050
Total receivables		7,402,697
Payables to RHF:		
Subscription fee		3,340,178
Interest payable on customers' free credit		2,316,942
Margin interest		875,179
Total payables to RHF		6,532,299
Net receivable from RHF	$	870,398

NOTE 11: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in lawsuits, arbitrations, administrative and other similar claims. When such matters are reported to and investigated by regulators such as the SEC or FINRA they may result in formal arbitration claims and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position, statement of operations or statement of cash flows. As of December 31, 2018, management is not aware of any commitments or contingencies that may have a material impact on the financial statements.

The Company is a member of the Depositary Trust and Clearing Corporation (DTCC) and The Option Clearing Corporation (OCC). As part of the membership agreement, the Company and other members may be required to pay a proportionate share of the financial obligation of another member who may default on its

obligation to these agencies. The Company's liability under these agreements are not quantifiable and can be in excess of the cash the Company posted as required deposit. The Company believes that it is unlikely that it will have to make material payment under these agreements and has not record contingent liability in the financial statements.

NOTE 12: NET CAPITAL

As a registered broker dealer, the Company is subject to the SEC's Uniform Net Capital Rule (SEA Rule 15c3-1). Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies. The Company computes its required net capital using the alternative method, which requires the Company to maintain net capital equal to the greater of 2% of aggregate customer-related debit items in the customer reserve computation under SEA Rule 15c3-3 or $250,000. At December 31, 2018, the Company's net capital was $148,748,805 and $137,692,281 which was in excess of the minimum required net capital $11,056,524.

NOTE 13: SUBSEQUENT EVENTS

The Company has evaluated events or transactions that may have occurred subsequent to December 31, 2018. No event took place that require recording or disclosure in the financial statements.